Exhibit (m)(3)

AMENDMENT NO. 2 TO MERIDIAN FUND, INC.

DISTRIBUTION PLAN

This is an amendment (the “Amendment”), effective as of May 12, 2015, to that certain Distribution Plan (the “Plan”) adopted by MERIDIAN FUND, INC. a Maryland corporation (the “Corporation”).

RECITALS

WHEREAS, the Plan previously related to the Investor Class and the Advisor Class of the Meridian Equity Income Fund, Meridian Growth Fund, Meridian Contrarian Fund and the Meridian Small Cap Growth Fund; and

WHEREAS, the Advisor Class was renamed Class A; and

WHEREAS, a new Class C was created for which the Distribution Fee was set at an annual aggregate rate not to exceed 1.00% of the Fund’s average daily net assets; and

WHEREAS, the Board desires to amend the Plan to reflect the above changes to the share classes of the Meridian Equity Income Fund, Meridian Growth Fund, Meridian Contrarian Fund and the Meridian Small Cap Growth Fund.

NOW THEREFORE, effective May 12, 2015, the Plan is amended as follows:

1.	Schedule I of the Agreement is deleted and replaced by Schedule I attached to this Amendment.

2.	Except as provided in this Amendment, the Agreement remains in full force and effect.

MERIDIAN FUND, INC.

By:	/s/ David Corkins
Name: David J. Corkins
Title: Principal Executive Officer and President

DESTRA CAPITAL ADVISORS LLC

By:	/s/ Dominic Martellaro
Name: Dominic Martellaro
Title: Chief Executive Officer

Schedule I

Compensation

Funds	Investor Shares	Class A Shares	Class C Shares
Meridian Equity Income Fund	0.25%	0.25%	1.00%
Meridian Growth Fund	0.25%	0.25%	1.00%
Meridian Contrarian Fund	0.25%	0.25%	1.00%
Meridian Small Cap Growth Fund	0.25%	0.25%	1.00%

Current as of the 12th day of May, 2015.